October 19, 2012

VIA EDGAR CORRESPONDENCE

Michael Clampitt

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Oriental Financial Group Inc.

Amendment Number 1 to Registration Statement on Form S-1

Filed October 9, 2012

File number 333-183890

Form 10-K

Filed March 9, 2012

File number 1-12647

And Form 10-Q Filed August 6, 2012

File number 1-12647

Dear Mr. Clampitt:

We refer to the comment letter dated October 17, 2012 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), concerning the Oriental Financial Group Inc. (the “Company”) filings referenced above. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter that was delivered to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

Mr. Michael Clampitt

Securities and Exchange Commission

October 19, 2012

In connection with its response to Comment 2 provided by the Staff, the Company proposes to include the disclosure included as Exhibit A to this letter in its Recent Developments section of the Company’s Registration Statement on Form S-1, file number 333-183890.

As requested, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to Helena K. Grannis at (212) 225-2376.

Very truly yours,

Helena K. Grannis

cc:	Ben Phippen, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission

David Lyon, Securities and Exchange Commission

Carlos O. Souffront, Oriental Financial Group Inc.

Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP

Mr. Michael Clampitt

Securities and Exchange Commission

October 19, 2012

EXHIBIT A

[***]